Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization

Quest Marketing, Inc.	Oregon

HTS Image Processing, Inc.	Delaware

HTS (USA) Inc.	Delaware

HTS Image Ltd.	Israel

Dangot Computers, Ltd	Israel